Management Discussion and Analysis

This discussion and analysis of financial position and results of operations of Atlanta Gold Inc. (formerly Twin Mining Corporation) (the “Company") and its subsidiaries for the second quarter and the six months ended June 30, 2007 has been prepared as of August 10, 2007. The discussion below should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and six months ended June 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.  The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in financial tables, except per share amounts, are expressed in thousands of Canadian or U.S. dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recent Annual Information Form, are filed with securities regulatory authorities in Canada and are available on SEDAR at www.sedar.com

Cautionary Statement on Forward Looking Information

This document includes “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities legislation.  All statements other than statements of historical fact are forward-looking statements.  Forward-looking information and statements are based on assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

Forward-looking information and statements are frequently identified by the use of words such as “may”, “will”, “could”, “believe”, “intend”, “expect”, “seek”, “anticipate”, “plan”, “continue”, “estimate”, “predict”, “potential” and similar terminology suggesting outcomes or statements regarding an outlook.  Forward-looking information and statements involve known and unknown risks, uncertainties and other factors which may cause actual events and the Company’s actual results to differ materially from those predicted, expressed or implied by the forward-looking information and statements and readers are cautioned not to unduly rely on such forward-looking information and statements.  Such risks and uncertainties include, but are not limited to, risks associated with the mining industry (including operational risks in exploration, development and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production, costs and expenses; the uncertainty surrounding the ability of the Company to obtain all permits, consents or authorizations required for its operations and activities; and health, safety and environmental risks), the risk of resource prices and foreign exchange rate fluctuations, the Company’s limited financial resources and its ability to fund the capital and operating expenses necessary to achieve its business objectives.    Further information on the risks and uncertainties is described herein under “Uncertainties and Risk Factors” and in the Company’s Annual Information Form under “Risk Factors”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.  The Company undertakes no obligation to update publicly or revise any forward-looking information and statements or the foregoing list of factors, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

The Company’s principal strategic focus is to advance its Atlanta gold property (“Atlanta”) near Atlanta, Idaho towards mine development and production. The Feasibility Study completed for Atlanta in November 2004, as amended in April 2005 by Behre, Dolbear & Company (U.S.A.), Inc. (the “2005 Feasibility Study”) concluded that at a gold price of US$350 and a silver price of US$6 per ounce, economics would be positive for open-pit, heap-leach mining of the approximately 525,000 ounces of gold contained in the Monarch and Idaho conceptual pits. The 2005 Feasibility Study also concluded that Atlanta has excellent upside potential to increase both the quantity and grade of contained gold mineralization. During the second quarter of 2007, the Company sought to update reserve and resource estimates and the economic potential of Atlanta by commissioning an independent National Instrument 43-101 (“NI 43-101”) compliant technical report on Atlanta (the “2007 Report”).

In addition to the potential for an open-pit heap-leach mining operation, the Company is also looking carefully at the possibility of a combined open-pit and underground mining operation. If additional work can define selectively mineable high-grade gold ore bodies, then underground mining and gravity and flotation recovery would offer increased recovery rates, significant advantages in dealing with permitting issues and facilitate moving Atlanta more quickly towards production. This combined open-pit heap-leach and underground operation would have the potential for a longer production life, enabling underground development work to maintain pace with the open pit mine. The underground operation would involve minimal surface disturbance, clean processing of ore and utilization of relatively small amounts of water. The reduced environmental impact and footprint of the project would result in a lower planned closure cost and a lower total cost over its life cycle, thereby extending the social and economic benefits of the project.

The expeditious review and approval of Atlanta would greatly facilitate project progress, which, in turn, would benefit Elmore County, Idaho and its constituents by providing economic benefits in a more timely fashion.

While environmental and permitting activities are in progress, the Company plans to move forward with surface drilling and underground exploration programs to test the potential for a significant increase in reserves. We hope that these programs will further expand reserves and resources and in doing so, create additional value for all stakeholders including our shareholders.

Highlights from Operations include the following:

The 2007 Report which was completed at the end of the second quarter contemplated a redesign of the conceptual open-pit heap-leach operation employing a gold price of US$550, a silver price of US$10 per ounce and increases in projected operating costs which have occurred since completion of the 2005 Feasibility Study. Based on the 2007 Report, Proven and Probable gold and silver reserves at Atlanta increased from those previously reported in the 2005 Feasibility Study by approximately 9.5 million tons containing an additional 222,000 equivalent ounces of gold, a 42.3% increase in recoverable gold from 525,000 to 747,000 equivalent ounces of gold. This suggests that the projected mine life at Atlanta will extend to 9.3 years compared to the 2005 Feasibility Study’s projected mine life of 5.5 years, assuming production at the rate of approximately 2.5 million tons per year.

The independently calculated after-tax net present value of US$42.9 million and after-tax rate of return of 85.25% for Atlanta, as previously reported in Twin’s 2006 annual report, do not take into account the increases in reserve and resource estimates per the 2007 Report, increased recovery rates which would result from a combined open-pit and underground mining operation, or the upside potential from the Company’s planned surface and underground exploration programs.

In June 2007, the Company commenced a surface exploration drilling program using an environmentally-friendly diamond drill rig on a portion of Atlanta comprised of patented claims.  This program is to explore targets with the potential to increase gold resources within open pit depths.  Purchase, mobilization and set up of the diamond drill and support equipment occupied the month of May.  Training of the drill crew occupied most of June.  Problems of lost circulation, sloughing, caving, open cavities and faulting which were encountered in the initial stages of the drilling suggest a very deep level of weathering within the fracture zones.    The initial drill holes were located near the highest point on Atlanta mountain, where deep weathering is likely pervasive.  As the drilling program progresses, planned drill holes are at lower elevations on the mountain.  We expect that these upcoming drill holes will penetrate more competent rock, with fewer drilling difficulties. Two core holes were completed by June 30th, and assay results are still pending.  The drilling program on the patented claims will include another 37 holes, and extend until winter.

During the second quarter of 2007, significant upgrades were made to the Water Treatment Facility (“WTF #1”) at the historic 900 Adit.  These included re-contouring the site, erosion control measures, and installation of 8-foot elk fencing to prevent access by wildlife.  Purchase orders were issued for piping to connect 6 additional historic adits to WTF #1 which continues to successfully achieve targeted arsenic removal from the discharge from the historic 900 Adit.

Throughout 2005 and 2006, Atlanta operations were under-staffed.  Many of the Environmental Permitting projects, and the engineering tasks related to project development, were implemented by outside consultants.  When additional financing became available in the second quarter of 2007, the Company made recruitment of additional staff for development and eventual production at Atlanta a high priority.  Total employment at Atlanta rose from 4 at the end of the first quarter, to 12 at the end of the second quarter, resulting in significant improvements in productivity.  Further increases in productivity are expected in the second half of 2007 as new employees become fully trained. The development of the Atlanta mine in 2009 will re-establish gold mining as a major employer in Elmore County, Idaho. With the expected development of the Atlanta deposit in 2009, the number of employees is expected to grow to approximately 300.

A Storm Water Pollution Prevention Plan (“SWPPP”) was prepared in the second quarter of 2007 to identify potential sources of sediments that could affect the quality of storm water discharges associated with exploration activities.  The SWPPP is intended to ensure that processes are implemented to minimize and control sediments in storm water discharges related to on site activities at Atlanta.

Effective March 22, 2007, the Company completed the consolidation of its common shares on the basis of one consolidated common share for each fifteen pre-consolidation common shares and changed its name from Twin Mining Corporation to Atlanta Gold Inc.

Overview of Financial Results

Equity Financing

In May 2007, the Company completed a private placement offering of 3,722,000 common shares at a price of $0.90 per share for aggregate gross proceeds of $3,349,800.  Share issue costs of $215,000 were incurred in connection with the offering, including agent’s fees of $181,000. The Company will use the net proceeds from the offering to explore Atlanta and for working capital purposes.

Liquidity and Capital Resources

Cash as at June 30, 2007 was $1,529,000 compared to $1,685,000 as at December 31, 2006. Working capital as at June 30, 2007 was $495,000 compared to $120,000 as at December 31, 2006.

The decrease in cash was $156,000 for the six months ended June 30, 2007 compared to a decrease in cash of $2,934,000 for the comparative period ended June 30, 2006. Cash used in operations for the first half of 2007 was $1,183,000 compared to $1,986,000 for the comparative six months ended June 30, 2006, with the higher 2006 expenditures reflecting significant payments to suppliers in respect of services provided in prior periods. Cash generated from financing activities was $3,135,000 for the first half of 2007 compared to $355,000 for the comparative six months ended June 30, 2006. Cash used in respect of the Company’s mineral properties increased by 44% in the first half of 2007 to $1,876,000, compared to $1,299,000 for the six months ended June 30, 2006. These are summarized below.

(Canadian dollars in 000’s)

	Quarter Ended
	June 30, 2007	June 30, 2006
Investing activity
Fixed asset additions	232	4
Mineral property expenditures:
Atlanta gold	1,684	944
Brodeur diamond	178	353
Other Canadian properties	14	2
	1,876	1,299
	2,108	1,303
Financing activity	(3,135)	(355)
Operating activity	1,183	1,986
Total	156	2,934

Additional funds will be required by the Company to carry out all of its programs planned for the second half of 2007. There is no assurance that sufficient funding will be available on a timely basis on terms acceptable to the Company. Delays in obtaining adequate additional funding may result in the postponement or termination of planned programs.

Equity

As at June 30, 2007, the Company had 18,612,711 common shares outstanding, compared to December 31, 2006, when the Company had 14,890,711 (pre-consolidated 223,360,501) common shares outstanding.  Shareholders’ equity as at June 30, 2007 increased to $66,626,174 from $63,500,087 as at December 31, 2006, reflecting completion of the equity financing during the second quarter of 2007 in which the Company issued 3,722,000 common shares. The Company issued 192,593 common shares during the same period in 2006 in satisfaction of outstanding debt owed to two directors of the Company and in respect of a private placement offering of flow-through common shares. Share issue costs of $215,000 were incurred during the first half of 2007, compared with costs of $115,000 incurred during the same period in 2006.

As at June 30, 2007, the Company had a total of 372,312 (December 31, 2006 – 393,525) share purchase warrants outstanding with a weighted average exercise price of $2.96 (December 31, 2006 - $3.00) per share and a weighted average life of 3 months (December 31, 2006 – 9 months). An aggregate of 21,212 (pre-consolidated – 318,181) stock purchase warrants expired during the first half of 2007, and another 133,444 stock purchase warrants expired in July 2007.

Stock options of 210,000 (December 31, 2006 - 363,333) were outstanding as at June 30, 2007, and have a weighted average exercise price of $2.99 per share (December 31, 2006 - $4.05 share) and a weighted average term of exercise of 39 months (December 31, 2006 – 37 months). An aggregate of 153,333, (pre-consolidated – 2,300,000) stock options expired unexercised during the first half of 2007.

General and Administrative Expenses

Corporate overhead expenses were $670,000 for the first half of 2007 compared to $804,000 for the same period in 2006. The decrease reflects lower salaries and consulting fees in 2007 and also reflects that no stock-based compensation was issued during the first half of 2007. These declines were partially offset by additional professional fees, investor relations fees and administrative and office expenses incurred by the Company during the first half of 2007.

A provision for future income taxes of $600,000 was recorded in the first half of 2007 compared to nil for the same period in 2006. In 2006, the future income tax provision was recorded at the end of the fiscal year when estimates became available.

Capital Expenditures

Atlanta:

Expenditures during the second quarter of 2007 of $1,075,000 included the following: a) $384,000 incurred to purchase and set up diamond drilling and support equipment, drill two surface exploration holes, and provide surveying and permit support for the exploration drilling program; b) $62,000 to prepare a NI 43-101 compliant technical report and a Conceptual Design Study proposing parallel mining (open-pit and underground) and processing (heap-leach and mill) systems for Atlanta, and for piping that will connect six historic adits to the first water treatment facility (“WTF#1”) at the 900-level historic Adit;  c) $266,000 in respect of permitting and work on baseline environmental studies; d) $66,000 in carrying costs to maintain the claims in good standing; and e) $297,000 incurred in office costs, including $222,000 for payroll and benefits.

In comparison, expenditures of $536,000 were incurred in the second quarter of 2006, when work was focused predominantly on the “Revised Supplement to the Plan of Operation” (“Revised SPOO”) submitted to the Boise National Forest, which had determined that the Revised SPOO contained sufficient detail to continue further environmental analysis of the proposed mine at Atlanta.

Brodeur:

Expenditures during the second quarter of 2007 of $19,000 were primarily in respect of filing fees paid to Indian and Northern Affairs Canada (“INAC”) in respect of the assessment work submitted in 2003, and amended in November 2005. This compares to the $99,000 incurred during the same period in 2006 in respect of filing assessment fees with INAC plus payments in respect of a NI 43-101 technical report prepared in respect of the Brodeur diamond project. The Company has recovered a total of approximately 51.1 carats of diamonds from the Freightrain kimberlite in 2001 and 2002 from 12 samples weighing a total of 248.4 tonnes.

Abitibi:

The Company holds an option obtained in August 2003 to acquire a minimum 60% interest in 62 claims from Breakwater Resources Ltd. (“Breakwater”), and holds a 100% interest in 13 Bousquet claims covering 20.3 square kilometres (5,018 acres), located adjacent to the Breakwater claims.

In the second quarter of 2007, the Company incurred minimal exploration expenditures on Abitibi, as its consultants reviewed results of the 1,500-metre drilling program completed on the Normar claim block in December 2006 and determined priority exploration targets for future exploration programs. During the same period in 2006, the holder of an option granted by the Company declined to exercise its option. This resulted in field work not being planned and undertaken by the Company until the end of 2006.

Torngat:

Torngat has been on care and maintenance since 2003 and the remaining book value of $2,692,000 was written off in December 2006 to comply with CICA Accounting Guideline No. 11 (AcG 11).  The Company has incurred sufficient expenditures to keep its permit and claims in good standing until 2009. The Company has recovered approximately 17.1 carats of diamonds in 2000 from 12 samples weighing a total of 343.01 tonnes.

Layuh:

The Company’s Layuh gold property in Kalimantan, Indonesia (“Layuh”) had been on care and maintenance since 1999. The Company wrote-off Layuh’s carrying value in 2004.

Contingencies and Commitments

All amounts in this section are expressed in thousands of Canadian dollars, except in respect of Atlanta, which are expressed in thousands of U.S. dollars).

The Company is obligated to incur qualifying exploration expenditures in Canada (“CEE”) within 24 months of the date of renouncement of the associated tax deductions. As at June 30, 2007, the Company is committed to incur $138,000 in CEE by December 31, 2007 arising from flow-through share financing raised in May 2006.

The Company has made commitments in respect of its head office leases and mineral properties as follows:

(Canadian dollars in 000’s)

	Years 1-2	Years 3-4	Beyond Year 4
Head office	110	76	-
Atlanta (1)(2)	135	105	60
Abitibi	50	-	-
Brodeur (3)	150	150	150

1.

Pursuant to an amendment to one of the Atlanta lease-purchase option agreements a final option payment of $120,000 which was due in December 2006, will be repaid in equal installments to December 2010, and include accrued simple interest of 5% per year.

2.

Pursuant to the Lease / Option to Purchase agreement with Monarch Greenback, LLC (“Monarch”), the Company has an option to purchase Monarch’s surface and mineral rights on February 2, 2009 for $2,875,000.

3.

Paid to Helix Resources Inc. on January 3, 2007.  Payments are to be made annually until the production of 500,000 carats of diamonds or the termination of the existing claims purchase agreement with Helix.

By agreement dated August 29, 2003 between the Company and Breakwater, the Company has the exclusive right and option to earn a minimum 60% interest in the Property by paying annual taxes and otherwise maintaining the Property in good standing and by making cash payments aggregating $125,000 and by incurring exploration expenditures aggregating $3,500,000 by September 1, 2008.

When the Company has earned a minimum 60% interest in the Property, it will have the irrevocable right to acquire a further 10% undivided interest by making an additional cash payment of $100,000 to Breakwater. Within six months after preparation of an independent feasibility study, the Company will have the irrevocable right to acquire a further 10% undivided interest in the Property by making an additional cash payment of $500,000 to Breakwater.

Upon the Company earning a 60% interest in the Property, a joint venture will be formed between the Company and Breakwater and expenditures will be shared by the parties in accordance with their respective percentage ownership interests. If a party fails to contribute its proportionate share of expenditures, then such party’s interest will be diluted accordingly. If Breakwater’s interest is reduced to or below a 10% interest, such interest will be converted to a 1.5% net smelter return royalty interest (the “NSR”). The Company has the right to purchase this NSR by making a cash payment of $1,500,000 to Breakwater.

Since September 1, 2004, the Company has made cash payments of $25,000 per year to Breakwater and incurred (or had incurred on its behalf) exploration expenditures totaling approximately $2,222,000 as at June 30, 2007. This includes a 10% overhead component on all exploration expenditures including approximately $108,000 incurred on behalf of the Company by a former option holder. As at June 30, 2007, the Company has incurred sufficient exploration expenditures to maintain the Property in good standing until September 1, 2007. Additional cash payments totaling $50,000 and expenditures of approximately $1.3 million are required to maintain the option through September 2008 and to earn an initial 60% interest.

Contingencies and commitments are described in Note 10 to the Company’s interim unaudited consolidated financial statements for the six months ended June 30, 2007.

Summary of Quarterly Results

Head office expenses of $264,000 incurred during the second quarter of 2007 declined from $326,000 incurred during the same period in 2006, reflecting primarily a decline in consulting and investor relations fees from those incurred in respect of the Company’s consideration of a possible corporate reorganization which was not consummated. Interest income earned in the second quarter of 2007 was higher compared to the same period in 2006 and to the prior quarter, reflecting higher cash levels after the Company completed the equity financing in May 2007. The strengthened Canadian dollar in recent months has also resulted in the Company realizing a small foreign exchange gain during the second quarter of 2007, as compared to a charge of $39,000 incurred during the second quarter of 2006.

The following table discloses certain financial data for the eight most recently completed quarters, expressed in thousands of Canadian dollars  (except per share data - basic and fully diluted):

Quarter ended	Total Revenue (5)	General and Administrative Expenses	Net Loss (3)	Loss per Share (4)
June 30, 2007	-	264	541(1)	0.03
March 31, 2007	-	406	714 (1)	0.04
December 31, 2006	-	276	4,240 (1)	0.33
September 30, 2006	-	612	586 (2)	0.05
June 30, 2006	-	326	364 (2)	0.03
March 31, 2006	-	479	425 (2)	0.04
December 31, 2005	-	96	876 (1)	0.09
September 30, 2005	-	266	38 (2)	0.00

1.

Includes write down of mineral property costs of $4,895 taken in the fourth quarter of 2006, $800 taken in the fourth quarter of 2005, and a provision for future income tax liability of $237 taken in the fourth quarter of 2005, $307 taken in the first quarter of 2007, and $293 taken in the second quarter of 2007.

2.

Includes stock based compensation expense of $16 incurred in the fourth quarter of 2006, $38 incurred in the third quarter of 2006; $7 incurred in the second quarter of 2006, $152 incurred in the first quarter of 2006 and $3 incurred in the third quarter of 2005.

3.

The Company has not incurred any losses arising from discontinued operations or extraordinary items in the last eight quarters

4.

Loss per share adjusted to reflect share consolidation on a basis on one consolidated share for fifteen pre-consolidation shares.

5.

Since the Company is a development-stage company, it does not generate any revenue.

The Company presently operates in two countries, Canada and the United States. Corporate administrative activities are carried out in Canada. The Company has an interest in four mineral properties. Two are gold properties and two are diamond properties.  The Company’s activities to date during 2007 have focused on its Atlanta gold project.

Exploration work, particularly at the Company’s diamond properties, is significantly affected by the weather and light conditions that prevail in the Canadian Arctic in the fall and winter seasons. The level of the Company’s activities at the Atlanta and Abitibi gold properties are also somewhat impacted by winter weather conditions. These factors result in lower overall levels of activity on the Company’s properties during these seasons. However, as Atlanta advances toward the production stage and permanent facilities are constructed, the impact of adverse weather conditions will be reduced.

The Company regularly assesses whether any impairment has occurred in the carrying value of its mineral properties. If such impairment has occurred, a write-down is charged in the period that the impairment took place. During the first half of 2007, the Company has determined that no impairment in the carrying value of any of its mining properties had occurred.

Outlook

Surface and Underground Exploration at Atlanta

With a view to expanding the reserves and resources at Atlanta, exploration of Atlanta continues to be a primary focus of the Company in 2007. Most recently, a planned 39-drill hole program expected to total 12,800 feet of core commenced in June 2007, probing areas along and near the Atlanta Shear Zone.  In order to increase the drilling rate, it is intended that a second drill team will be hired.  The drilling focus in the third quarter of 2007 will be at the East Extension of the Monarch Pit, and on the Minerva claims, south of the Idaho Pit.

The drilling exploration work will entail the use of a small skid-mounted Hagby 1000-3 drill rig with a 4x4 support vehicle. The Hagby drill is designed for low impact surface drilling in environmentally sensitive areas, and for underground drilling in tight spaces. Impacts from this small drilling rig equipment are expected to be minimal. During the third quarter of 2007, the diamond drill will be supplemented with a reverse circulation (“RC”) drill, which will achieve more rapid exploration results in specific target areas.

Subject to the availability of financing, the planned exploration programs for the remainder of 2007 and in 2008 will help to identify the presence or absence of additional ore deposits. The drilling programs will facilitate development of future mine plans and more comprehensive modeling of hydrogeological conditions and mineralization. Existing exploration access routes will be used wherever possible and the Company will construct new minimum-impact roads in the project area to facilitate exploration operations.  Prior to constructing a new road, the location will be flagged, ground conditions evaluated and erosion control practices will be specified.

Subject to the availability of financing, an underground exploration program at Atlanta will be initiated by construction of the East Portal which is expected to commence late in the third quarter of 2007.  The objectives of the underground exploration of the Atlanta deposit are to test the down-dip projection of ore shoots at Atlanta and search for high-grade feeders below the Shear zone which were feeders to the historically mined ore shoots. This underground program would utilize the Company’s Hagby diamond drill that it presently has on site and only bring in such additional equipment necessary to efficiently complete the program. The Company expects to break ground to construct the portal in the fourth quarter of 2007 and to initiate excavation of the 1,600-foot long East Exploration Decline in the first quarter of 2008.

The East Exploration Decline will be 10 feet wide and 13 feet high. It will be driven parallel to the Atlanta Shear, about 100 feet south of the Shear, to keep the decline in structurally sound granodiorite rock. The decline will descend at a 15% slope (15 feet down for every 100 foot advance). Drilling from the first underground station will commence when the decline has advanced 400 feet. This initial drilling will probe the Shear zone, to evaluate rock mechanics, and to precisely locate the Shear zone in cross-section. Several cross-cuts are planned along the length of the decline.  These cross-cuts will be driven northwards across the Shear zone and 25 feet beyond. The cross-cuts will provide valuable bulk ore samples, of varying grades and rock character, for metallurgical testing and allow evaluation of underground mining methods that would be environmentally and technically sound.

Environmental Improvements and Permitting at Atlanta

The Atlanta environmental team and its consultants are developing a new Supplementary Plan of Operations (“SPOO”), outlining the new project components and their locations. The 2007 SPOO will be based on a gold price of US$550 per ounce which projects to a longer life project with larger reserves than previously contemplated in the September 2006 SPOO which was based on a gold price of US$350 per ounce. Significant changes to the new project development plan include the potential for underground mining, revised open pit designs, revised waste dump designs and sites, and on/off leach pads. This new SPOO is expected to be delivered to permitting agencies during the second half of 2007.

The Company’s environmental team will closely monitor surface drilling programs. Company staff and equipment will be used to conduct exploration drilling and drilling crews will use several types of non-toxic synthetic polymer or bentonitic mud products for drilling lubricants. Material Safety Data Sheet (“MSDS”) information will be available for all products used on site and this information will be provided to the U.S. Forest Service (“USFS”) on request. Plastic or steel tanks will be used to store or hold mixed drill fluids and for storage of make up water at the drill site. Water tanks may also be used at drill sites.

Upon completion of surface drilling, all holes will be filled with a bentonite-cement mixture designed to effectively seal and stabilize down hole conditions. At the surface, each hole will be capped with a cement plug. Drill hole abandonment will meet or exceed State of Idaho and USFS drill hole abandonment requirements.  The reclamation and stabilization of drill sites will be undertaken in late 2007.

Road maintenance will include erosion control practices, seeding disturbed areas, and water management activities to prevent off-site impacts. The Company is committed to maintain on-site access roads in a stable condition and prevent erosion impacts through use of best management practices.

In addition to the drilling on private, patented claims, the Company plans to conduct surface exploration drilling on unpatented mine claims on USFS ground in the Atlanta project area.  An exploration drilling proposal was submitted to USFS for its approval in the first quarter of 2007.     Due to severe rangeland and forest fires this summer and the resulting shortage of available USFS personnel, the USFS has postponed its review and approval of the project for drilling on unpatented claims until the third quarter of 2007.

Some restrictions on general access to the project site, and on drilling activities at site, have been imposed by USFS due to forest fires.  The Company has made special efforts to meet all USFS requests regarding fire prevention measures, and the USFS has authorized the Company to continue its drilling program.

The next major permitting objective is to develop an Erosion Control Plan for the entire Atlanta project site, to be undertaken during the third and fourth quarters of 2007.

Abitibi Gold Properties

The Company plans to continue exploration on the Abitibi properties either directly or in conjunction with potential joint venture partners.

Brodeur and Torngat Diamond Properties

The Company continues to investigate alternatives to unlock the value of the Brodeur and Torngat diamond properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Current liabilities owing as at June 30, 2007, includes $139,000 due a former director and two current officers of the Company, including $60,000 for a demand loan and accrued interest payable to a former director and $77,000 due to two officers of the Company. During the second quarter of 2007, consulting fees of $76,400 were paid to two officers and interest expense of $5,709 was paid to two former directors of the Company in respect of outstanding loans made to the Company. The Company repaid $125,000 of an outstanding demand loan made by a former director and officer of the Company and paid $303,012 into a trust account pending resolution of certain outstanding claims between the parties. During the quarter ended June 30, 2006, the Company retired demand loans made by two other directors in the aggregate amount of $220,000 by issuing 1,222,222 (pre-consolidated) common shares of the Company, leaving demand loans payable as at June 30, 2006 totalling $484,000. In addition, as at June 30, 2006, $191,000 in respect of accrued payables, and unpaid salaries and benefits were owed to two officers of the Company, which were subsequently paid. Interest expense of $6,000 was paid to two former directors in respect of their demand loans, similar to the interest incurred during the same period in 2006. The demand loans are unsecured and bear interest at 5% per year. During the second quarter of 2007, the Company incurred $76,000 in consulting fees to two officers of the Company, compared to nil incurred during the same period in 2006.

Changes to Significant Accounting Policies

During the second quarter of 2007, there were no changes to significant accounting policies from those followed during the same period in 2006.

Significant Accounting Estimates

In preparing these interim financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Based on historical experience current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that materially affect the consolidated financial statements and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment for the impairment of property, plant and equipment and the valuation of other assets and liabilities such as inventory, plant and equipment, investments, restoration and post-closure costs, accounting for income and mining taxes, mineral reserves, contingencies and pension, stock options and warrants, and other post retirement benefits.

From time to time, the Company may be subject to lawsuits or threatened lawsuits. When management believes that the likelihood is that a plaintiff will be awarded damages against the Company or that a monetary settlement will be reached, a provision is made for amounts claimed.

Critical estimates used in preparing the consolidated financial statements were unchanged during the quarter from those applied in preparing the statements for the year ended December 31, 2006.

Changes to Internal Controls over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the second quarter of 2007 that have affected or which are reasonably likely to materially affect the Company’s internal control over financial reporting.

Share Capital

As at August 10, 2007, the Company had 18,612,711 common shares outstanding.  The Company also had incentive stock options outstanding to purchase 210,000 common shares at prices ranging from $1.35 to $6.75 per share with terms of exercise expiring between January 2008 and December 2011. The Company also has warrants outstanding to purchase 238,868 common shares at prices ranging from $1.80 to $3.60 per share, exercisable for terms expiring between September 2007 and May 2008.

Uncertainties and Risk Factors

The Company does not currently hold any interest in a mining property in production and its future success depends upon its ability to find, develop, exploit and generate revenue from mineral deposits. Exploration and development of mineral deposits involve significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate and there can be no assurance that any of the Company’s current projects will ultimately be developed into a profitable mining operation. A number of factors beyond the control of the Company may affect the marketability of any diamonds, gold or any other minerals discovered. Resource prices have fluctuated widely and are beyond the Company’s control. Revenue and profitability will be determined by the relationship of the Company’s production costs and in respect of diamonds, the relative quality of the diamonds extracted and in respect of gold, the recovered grade of gold, to resource prices.  The effect of these factors cannot accurately be predicted. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under applicable agreements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties with the possible dilution or loss of such interests. The operations of the Company require licenses and permits from various governmental authorities and while the Company currently holds all necessary licenses and permits required to carry on its activities and believes it is complying with such licenses, permits and all applicable laws and regulations, such licenses, permits and laws are subject to change and there can be no assurance that the Company will in future be able to obtain all necessary licenses and permits. Furthermore, the cost of complying with changes in governmental laws and regulations has the potential to reduce the profitability of future operations. The acquisition of title to mineral projects is a very detailed and time-consuming process and although the Company has taken precautions to ensure that legal title and interest to its properties are properly recorded, there can be no assurance that the interests of the Company in any of its properties may not be challenged or impugned. In management’s view, there has been no material change in the nature or magnitude of any of the risks faced by the Company during the second quarter of 2007.

August 10, 2007